SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 6)
ALPHARMA INC.
(Name of Subject Company)
ALPHARMA INC.
(Name of Person Filing Statement)
Class A Common Stock, Par Value $0.20 Per Share
(Title of Class of Securities)
020813101
(CUSIP Number of Class of Securities)

Dean J. Mitchell
President and Chief Executive Officer
Alpharma Inc.
440 Route 22 East, Bridgewater, NJ 08807
(908) 566-3800
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person Filing Statement)
Copies To:
William R. Dougherty, Esq.
Mario A. Ponce, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017-3026
(212) 455-2000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

       This Amendment No. 6 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed by Alpharma Inc., a Delaware corporation (“Alpharma” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on September 26, 2008, as amended (the “Schedule 14D-9”), relating to the tender offer by Albert Acquisition Corp. (“Purchaser”), a Delaware corporation and wholly owned subsidiary of King Pharmaceuticals, Inc., a Tennessee corporation (“King”), to purchase all of the issued and outstanding shares of the Company’s Class A Common Stock, par value $0.20 per share (the “Class A Common Stock”), including the associated rights to purchase shares of Series B Junior Participating Preferred Stock (“the Rights”, and together with the Class A Common Stock, the “Shares”) issued pursuant to the Rights Agreement, dated as of September 1, 2008, as amended, between the Company and Computershare Trust Company, N.A., as Rights Agent, at a purchase price of $37.00 per Share, net to the seller in cash, without interest, subject to any required withholding of taxes and upon the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Purchaser with the SEC on September 12, 2008, as amended. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to as the “Offer”. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.
Purpose of Amendment
     The purpose of this amendment is to amend and supplement Items 4, 7 and 8 in the Schedule 14D-9.

Item 4. The Solicitation or Recommendation
     Item 4 is hereby amended and supplemented by inserting the following after the first sentence in the second full paragraph on page 13 under the section “Background of the Offer”:
“As part of these discussions, at these meetings, the Board also discussed, in consultation with its legal and financial advisors, other strategic alternatives available to the Company not involving a full sale of the Company, including a sale of certain assets and remaining as an independent company. The Board considered that, in light of the valuation of the Offer relative to what the stock price might be in the short term if the Company were to remain independent and the Board’s desire to act in the best interest of the Company’s shareholders, remaining an independent company was not a practical alternative for the Company. In consultation with its legal and financial advisors, the Board also considered that other strategic alternatives, such as asset sales, were not viable alternatives to the Offer, given the Board’s desire to maximize shareholder value.”
     Item 4 is hereby further amended and supplemented by inserting the following after the second sentence in the fourth full paragraph on page 13 under the section “Background of the Offer”:

“The parties contacted by Banc of America Securities, at the Company’s direction, included a wide range of pharmaceutical and specialty pharmaceutical companies and were selected based on a variety of factors, including industry and/or product overlap with the Company, prior public statements made by such parties with respect to general acquisition strategy, prior interest of such parties in the Company, and the size and ability of such parties to finance a potential transaction involving the Company. In addition, certain of the parties had contacted the Company or its advisors after the King offer had initially been made public and expressed an interest in a possible transaction involving the Company.”
Item 7. Purposes of the Transaction and Plans or Proposals
     The information disclosed above under Item 4 is hereby incorporated by reference into this Item 7.
Item 8. Additional Information
     Item 8 is hereby amended by amending and restating the second sentence of the second paragraph under the heading “Selected Publicly Traded Companies Analysis — Pharmaceuticals” on page 21 and adding two new sentences after such second sentence, as follows:
“Banc of America Securities then applied a range of selected multiples of calendar years 2008, 2009 and 2010 estimated revenue of 1.50x to 2.50x, 1.25x to 2.25x and 1.00x to 2.00x, respectively, derived from the selected publicly traded companies to corresponding data of Pharmaceuticals and applied a range of selected multiples of calendar years 2008 and 2010 estimated net income of 8.0x to 14.0x and 7.0x to 12.0x, respectively, derived from the selected publicly traded companies to the Company’s 2011 and 2010 estimated Pharmaceuticals’ net income, respectively, in order to derive implied enterprise value reference ranges for Pharmaceuticals. For purposes of this analysis, Banc of America Securities utilized the Company’s 2010 and 2011 estimated Pharmaceuticals’ net income, as data for estimated 2008 and 2009 net income was either negative or immaterial. 2011 estimated net income data was not available or not meaningful for all of the selected publicly traded companies utilized in this analysis. Accordingly, Banc of America Securities applied the range of selected multiples of 2008 net income from the selected publicly traded companies to the 2011 estimated Pharmaceuticals’ net income, and discounted the implied enterprise value reference range 3 years at a discount rate of 27.5% (which was based on the midpoint of the range of discount rates used in the discounted cash flow analysis for Pharmaceuticals described below).”
     Item 8 is hereby further amended by amending and restating the second sentence of the second paragraph under the heading “Selected Precedent Transactions Analysis — Pharmaceuticals” on page 21 as follows:
“Banc of America Securities then applied a range of selected multiples of one-year forward estimated net revenue of 3.00x to 4.00x derived from the selected transactions to the Company’s calendar year 2009 estimated Pharmaceuticals’ revenue to derive an implied enterprise value reference range for Pharmaceuticals.”
     Item 8 is hereby further amended by amending and restating the last sentence of the first paragraph under the heading “Discounted Cash Flow Analysis — Pharmaceuticals” on page 22 as follows:
“The cash flows and terminal values were then discounted to present value as of September 30, 2008 using discount rates ranging from 25% to 30% (which range was derived taking into account the weighted average cost of capital of Pharmaceuticals and the fact that the financial forecasts for Pharmaceuticals prepared by the management of the Company were not risk adjusted for unapproved products) to derive an implied enterprise value reference range for Pharmaceuticals.”
     Item 8 is hereby further amended by amending and restating the second sentence of the second paragraph under the heading “Selected Precedent Transaction Analysis — Animal Health” on page 22 as follows:
“Banc of America Securities then applied a range of selected EBITDA multiples derived from the selected transactions of 7.0x to 10.0x to calendar year 2008 estimated EBITDA for Animal Health to derive an implied enterprise value reference range for Animal Health.”
     Item 8 is hereby further amended by amending and restating the last sentence of the first paragraph under the heading “Discounted Cash Flow Analysis — Animal Health” on page 22 as follows:
“The cash flows and terminal values were then discounted to present value as of September 30, 2008 using discount rates ranging from 10% to 11% (which range was derived taking into account the weighted average cost of capital of Animal Health) to derive an implied enterprise value reference range for Animal Health.”
     Item 8 is hereby further amended by amending and restating the fourth paragraph under the heading “Miscellaneous” on page 23 as follows:
“Banc of America Securities has acted as financial advisor to the Company in connection with its evaluation of certain strategic alternatives, including the Merger, and Banc of America Securities has received or will receive a fee for its services currently estimated to be approximately $13.6 million, approximately $11.6 million of which is contingent upon consummation of the Merger, a portion of which was paid upon rendering an opinion in connection with King’s previously announced tender offer and a portion of which was paid upon rendering its opinion described herein.  In addition, the Company has agreed to reimburse Banc of America Securities’ expenses and indemnify Banc of America Securities against certain liabilities arising out of Banc of America Securities’ engagement.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ALPHARMA INC.
Date: December 22, 2008	By:	/s/ THOMAS J. SPELLMAN III
	Name:	Thomas J. Spellman III
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)	Press release issued by the Company on September 26, 2008 (1)

(a)(2)	Letter, dated September 26, 2008 to the Company’s shareholders (1)

(a)(3)	Letter, dated September 26, 2008 to the Company’s employees (1)

(a)(4)	Joint Press release issued by the Company and King on November 23, 2008 (2)

(a)(5)	Letter, dated November 24, 2008 to the Company’s employees (2)

(a)(6)	Opinion of Banc of America Securities, LLC dated November 23, 2008 (3)

(a)(7)	Letter, dated December 8, 2008 to the Company’s shareholders (3)

(e)(1)	Excerpts from the Company’s Definitive Proxy Statement, dated as of March 28, 2008, relating to the 2008 Annual Meeting of Shareholders(1)

(e)(2)	Employment Agreement, dated as of May 30, 2006, between the Company and Dean Mitchell (incorporated by reference to Exhibit 10.1 to the Company’s May 31, 2006 Current Report on Form 8-K)(1)

(e)(3)	Employment Agreement, dated as of September 1, 2008, between the Company and Dr. Ronald Warner (incorporated by reference to Exhibit 10.8c to the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(4)	Employment Agreement, dated as of September 1, 2008, between the Company and Carol Wrenn (incorporated by reference to Exhibit 10.9d to the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(5)	Alpharma Inc. Executive Change in Control Plan, dated as of January 25, 2008 (incorporated by reference to Exhibit 10.46 of the Company’s Annual Report on Form 10-K)(1)

(e)(6)	Description of terms of Amendments to the Alpharma Inc. Executive Change in Control Plan (incorporated by reference to Item 1.01 of the Company’s August 28, 2008 Current Report on Form 8-K)(1)

(e)(7)	Alpharma Inc. Amended and Restated Executive Change in Control Plan, dated as of September 1, 2008 (incorporated by reference to Exhibit 10.98 to the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2008)

(e)(8)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder (3)

(e)(9)	Agreement and Plan of Merger, dated as of November 23, 2008 among King Pharmaceuticals, Inc., Albert Acquisition Corp. and Alpharma Inc. (incorporated by reference to Exhibit 2.1 to the Company’s November 24, 2008 Current Report on Form 8-K)

(1)	Previously filed as an exhibit to Alpharma’s Schedule 14D-9 filed with the SEC on September 26, 2008.

(2)	Previously filed as an exhibit to Amendment No. 4 to Alpharma’s Schedule 14D-9 filed with the SEC on November 24, 2008.

(3)	Previously filed as an exhibit to Amendment No. 5 to Alpharma’s Schedule 14D-9 filed with the SEC on December 8, 2008.